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Nicholas A. Kronfeld
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4950 tel 212 701 5950 fax nicholas.kronfeld@davispolk.com

June 3, 2011

Re:	Banco Santander (Brasil), S.A. Registration Statement on Form F-3 File No. 333-174483

Mr. Mark Webb
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Dear Mr. Webb:
I am writing on behalf of Banco Santander (Brasil), S.A. (the “Company”), to respond to the comment set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated June 1, 2011 relating to the above-referenced Registration Statement (the “Registration Statement”).

We have reproduced below in italics the Staff’s comment as it was set forth in your letter and have provided the Company’s response immediately below the comment.

Selling Shareholder, page 30

1. We note that you are seeking to register a larger number of units in the form of ADSs than the selling shareholder currently owns, with the expectation that the selling shareholder would acquire additional units in future open market purchases.  Please provide us an explanation of the basis in the securities laws for the registration of shares not currently owned by the selling shareholder, or revise your registration statement to include only those shares owned by the selling shareholder.

Response:

We respectfully believe that because Rule 430B(b)(1) under the Securities Act of 1933 contemplates a registrant filing an automatic shelf registration statement for offerings pursuant to Rule 415(a)(1)(i) thereunder to register an unspecified amount of securities that have not yet been issued, a registrant must necessarily be permitted to register securities that are not currently owned by the selling shareholder.  In addition, we are not aware of any prohibition on the registration for resale of outstanding shares not currently owned by a named selling shareholder.

Mr. Mark Webb	2	June 3, 2011

If the Staff does not concur with our view, the Company proposes to file an amended shelf registration statement that names the selling shareholder but omits the amount of securities being registered, pursuant to Rule 430B(b)(1).  Subsequently, the Company would file a prospectus supplement under Rule 424(b)(7) specifying an amount of securities to be offered that does not exceed the amount of securities owned by the selling shareholder on the date of the prospectus supplement.  In the future, if the selling shareholder were to acquire additional securities that it wished to sell under the Registration Statement, the Company would file another prospectus supplement under Rule 424(b)(7) specifying the additional number of securities to be offered.  In connection with each Rule 424(b)(7) filing, the Company would pay the applicable “pay-as-you-go” registration fee or offset that fee against any unused previously paid fee, in each case pursuant to Rule 456(b).

As you know, the Company checked the box on the cover of the Registration Statement indicating automatic effectiveness; however, the Registration Statement was not submitted with the proper EDGAR coding for an automatic shelf registration but rather coded as an ordinary registration statement.  If the Staff does not concur with our view as expressed in the first paragraph of this response, the Company would propose that the amended Registration Statement described above would be filed with automatic shelf registration coding so that the amended Registration Statement would be automatically effective upon filing.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 450-4950.

Sincerely, /s/ Nicholas A. Kronfeld Nicholas A. Kronfeld

cc: Marco Antonio Martins De Araujo, Banco Santander (Brasil), S.A.